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                              May 20, 2021

       David Lovatt
       Chief Executive Officer
       GenTech Holdings, Inc.
       1731 First Avenue, Suite 25955
       New York, NY 10128

                                                        Re: GenTech Holdings,
Inc.
                                                            Post-Qualification
Amendment on Form 1-A
                                                            Filed May 11, 2021
                                                            File No. 024-11055

       Dear Mr. Lovatt:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment on Form 1-A filed May 11, 2021

       General

   1. Your offering circular cover page states that this offering is for a maximum of 20 billion shares while Item 4 of
Form 1-A and page 3 state that it is for a maximum of 24 billion shares. Please revise
to reconcile this discrepancy.
   2. Please note that for Tier 1 offerings, the sum of all cash and other consideration to be received for the
securities being offered plus the gross proceeds for all securities sold pursuant to other
offering statements within the 12 months before the start of and during the current offering of
securities may not exceed $20 million. See Rule 251(a)(1) of
                                                        Regulation A.
Accordingly, please revise to:

                                                              Disclose the
amount you have already sold in this and other offerings within the past
                                                            12 months. For
example, we note that a prior post-qualification amendment was qualified on
September 30, 2020 for an offering amount of $3,564,700.
 David Lovatt
GenTech Holdings, Inc.
May 20, 2021
Page 2


             Ensure that the price range for this current offering is in compliance with Rule
           251(a)(1). In this regard, we note your disclosure that the price per share will be fixed at a price between $0.0005 and $0.003. We further note that some of the prices within this range would result in proceeds in excess of $20 million. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
19

3. We note that you generated $253,173 in revenue for the fiscal year ended October 31,
       2020. Please revise this section to provide a narrative discussion of how you generated this revenue.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                             Sincerely,
FirstName LastNameDavid Lovatt
                                                             Division of
Corporation Finance
Comapany NameGenTech Holdings, Inc.
                                                             Office of
Technology
May 20, 2021 Page 2
cc:       Donnell Suares
FirstName LastName